ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 17, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dillon Hagius / Joe McCann – Legal

Nudrat Salik / Daniel Gordon – Accounting

Re:	AgenTus Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted January 22, 2021

CIK No. 0001840229

Ladies and Gentlemen:

On behalf of AgenTus Therapeutics, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are confidentially submitting to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft Registration Statement confidentially submitted to the Commission on January 22, 2021 (the “Registration Statement”). Amendment No. 1 reflects revisions to the Registration Statement made in response to the comment letter to Garo H. Armen, Ph.D., President and Chairman of the Board of Directors of the Company, dated February 19, 2021 from the staff of the Commission (the “Staff”), as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff three (3) copies of Amendment No. 1, which have been marked to indicate the changes from the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 1.

For reference purposes, the comments contained in the Staff’s letter dated February 19, 2021 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1.

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Prospectus Summary, page 1

1.    With reference to your glossary of Industry Terms, please revise the Summary to explain each of the terms at first use in the Summary. Also, revise to explain the terms “off-the-shelf” on page 1 and “unmodified” and “targeted” on page 2.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the Summary section of the Registration Statement to explain each of the terms previously listed in the glossary at their first use, as well as to include explanations of the additional terms “off-the-shelf,” “unmodified” and “targeted.”

2.    With reference to your disclosures on page 39, please revise to discuss your currents plans for separating your resources and functions from those of Agenus.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised its disclosure on page 39 of the Registration Statement relating to its relationship with Agenus Inc. (“Agenus”) to discuss the Company’s current plans for separating its resources and functions from those of Agenus.

Overview, page 2

3.    We refer to the bottom three rows of your pipeline table under the heading “Targeted INTELLIGENT iNKT Cells.” We note that your Business section disclosure does not discuss any preclinical work that you have conducted to date relating to any of the candidates. In addition, we note that you do not appear to have identified specific targets or have milestones related to future work. Accordingly, it does not appear appropriate to highlight these programs prominently in your prospectus Summary. Please revise to remove these programs from the table.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the pipeline table on page 2 of the Registration Statement to remove the bottom three rows of the table.

Strategy, page 2

4.    We note your disclosure referencing your plans to “rapidly advance” your lead product candidate, AGENT-797, through clinical development. With reference to your risk disclosures on pages 15 and 17-18, please balance the Summary disclosure by highlighting that it takes many years to develop a new medicine and that no allogeneic iNKT cell therapy has been approved for commercial use by any regulatory authority.

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Response to Comment 4:

In response to the Staff’s comment, the Company has added disclosure on page 2 of the Registration Statement to highlight that it will take many years before the Company is able to commercialize AGENT-797 and that no allogeneic iNKT cell therapy has been approved for commercial use by any regulatory authority.

Potential Advantages of Allogeneic iNKT Cell Therapy Compared to Current CAR-T Cell Therapy, page 6

5.    Please tell us your basis for highlighting a “more favorable safety and relapse rate profile” relative to the current standard of care given your disclosure on page 17 that no allogeneic iNKT cell therapy has been approved for commercial use by any regulatory authority. In addition, we note that it is not clear (i) that your INTELLIGENT iNKT cells are comparable to the autologous iNKT cells used in the referenced trials or (ii) what is the basis for your expectation that your INTELLIGENT iNKT cells will have a higher level of batch homogeneity and consistency than the autologous iNKT cells used in the clinic to date. Please note that we have similar concerns regarding you disclosures under the heading “Key Features of Our INTELLIGENT iNKT Cells.” Please revise accordingly.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised page 6 of the Registration Statement to clarify why the Company believes INTELLIGENT iNKT cells are comparable to the autologous iNKT cells used in the referenced trials and will have a higher level of batch homogeneity and consistency than the autologous iNKT cells used in the clinic to date. The Company advises the Staff that, although no allogeneic iNKT cell therapy has been approved for use by a regulatory authority to date, the Company believes that INTELLIGENT iNKT cells will have a more favorable safety and relapse profile relative to the current standards of care because of the limitations of patient-derived immune cells used to generate autologous adoptive cell therapy products, including impairment due to the patient’s disease burden or prior treatments, that are eliminated for allogeneic INTELLIGENT iNKT cell therapies.

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Key Features of Our INTELLIGENT iNKT Cells, page 7

6.    Please discuss briefly here or on page 93 the basis for your statement that “allogeneic iNKT cells may engraft better than other allogeneic cell types and thus require less lymphodepletion.”

Response to Comment 6:

In response to the Staff’s comment, the Company has revised page 93 of the Registration Statement to explain why the Company believes allogenic iNKT cells may engraft better than allogenic cell types.

Implications of Being an Emerging Growth Company and Smaller Reporting Company, page 8

7.    Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 7:

The Company advises the Staff that it will provide any supplemental copies of all written communications that are presented to potential investors in reliance on Section 5(d) of the Securities Act, if any.

Implications of Being a Controlled Company, page 9

8.    We note that you are a “controlled company” as defined under the relevant Nasdaq listing rules. Please disclose your status as a controlled company in the prospectus cover page. Also, revise the Summary to indicate the equity stake that your parent entity and affiliates will hold following the offering.

Response to Comment 8:

In response to the Staff’s comment, the Company has added disclosure about its status as a controlled company on the cover page and revised the summary on page 9 of the Registration Statement to indicate the equity stake Agenus and its affiliates will hold following the offering.

Use of proceeds, page 10

9.    You note that you will use a portion of the proceeds to “fund the IND submission and development of AGENT-797 through completion of our planned Phase 1 clinical trial for the treatment of patients with multiple myeloma and B cell lymphoma.” This appears to contradict your statement that you will have already commenced your Phase I clinical trial in January of 2021, under which the IND should already have been submitted. Please revise or advise.

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Response to Comment 9:

In response to the Staff’s comments, the Company has revised disclosure regarding its expected use of proceeds on pages 10 and 73 of the Registration Statement.

Summary Consolidated Financial Data, page 11

10.    Please clearly show in the notes how you computed each pro forma amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts. For example, please address the following:

•	Please specifically show in your disclosures how you computed the number of basic and diluted weighted average shares to use in determining pro forma earnings per share amounts; and

•

Your disclosures on page 81 indicate your outstanding convertible note is payable in cash or equity shares at Agenus’ election. In this regard, please clarify your basis for assuming that the notes will be settled in shares of your common stock rather than cash.

In a similar manner, please expand your disclosures related to the pro forma amounts presented in the Capitalization table on page 75.

Response to Comment 10:

In response to the Staff’s comments, the Company has revised pages 12 and 75 to explain how the Company computed the number of basic and diluted common shares for purposes of determining the pro forma earnings per share amounts and to clarify the Company’s basis for assuming the note will be settled in shares of the Company’s common stock. The Company advises the Staff that it expects this offering will be a “Qualified Financing” as defined pursuant to the convertible affiliated note and that Agenus will elect to settle the outstanding notes in accordance with the conversion to equity terms under the affiliated note agreement.

Use of Proceeds, page 73

11.     We note your disclosure that you may find it necessary or advisable to use the net proceeds for other purposes. We also note your risk factor disclosure indicating that you may experience difficulty in separating your resources from Agenus. Accordingly, please tell us and, revise as applicable, to discuss whether the proceeds could be used to fund Agenus operations.

Response to Comment 11:

The Company advises the Staff that the proceeds of this offering will not be used to fund Agenus operations and has added clarifying disclosure on page 73 of the Registration Statement. The Company may, however, use proceeds to make payments to Agenus pursuant to contractual arrangements between the parties that are described in the Registration Statement, including on pages 99 and 100.

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Capitalization, page 75

12.    It is not clear why you have not presented any debt amounts in your capitalization table. Please advise or revise your table accordingly.

Response to Comment 12:

In response to the Staff’s comment, debt amounts have been added to the capitalization table on page 75 of the Registration Statement.

13.    You disclose that your pro forma amounts reflect the effectiveness of your amended and restated certificate of incorporation. Please better clarify in your disclosures the specific terms in the amended and restated certificate of incorporation that you are referring to and how they will impact your financial statements. It is also not clear whether you intend to give effect to the conversion of your convertible affiliated note in your pro forma amounts in a similar manner to the pro forma amounts presented on page 12.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised page 75 of the Registration Statement to specify that the change to the authorized shares reflected in the amended and restated certificate of incorporation will impact the Company’s financial statements and to state that the pro forma amounts will give effect to the conversion of the affiliated note.

Historical Results of Operations Year Ended December 31, 2019

Research and Development Programs, page 81

14.    Please disclose your research and development expenses by product candidate for each period presented. To the extent that you do not track expenses by product candidate, please disclose as such, and provide a breakdown by nature of type of expense.

Response to Comment 14:

The Company advises the Staff that it does not track expenses by product candidate. In response to the Staff’s comment, the Company has disclosed that approach and provided a breakdown of research and development expenses by nature of type of expense on page 81 of the Registration Statement.

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Critical Accounting Policies and Estimates, page 82

15.    You disclosures on page F-13 indicate that share-based compensation was issued under your 2018 Plan as well as under the Agenus 2019 Equity Incentive Plan. Given it would appear that there would be significant judgment related to share-based compensation, including how you determined the fair value of your shares in valuing share-based compensation issued under your 2018 Plan, please include share-based compensation as part of your critical accounting policies and estimates disclosures and specifically address the following:

•	the methods that management used to determine the fair value of your shares and the nature of the material assumptions involved;

•	the extent to which the estimates are considered highly complex and subjective; and

•	the estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Alternatively, please advise why you do not think additional disclosures are necessary.

Response to Comment 15:

The Company advises the Staff that it does not believe additional disclosure is necessary as share-based compensation is not material to the Company, representing less than 1% of the Company’s net loss for each of the periods presented in the Registration Statement. Although the calculation of share-based compensation requires judgment, the Company does not deem it to be a critical accounting policy at this time.

16.    Once you have an estimated offering price or range, please explain to us how you determined the fair value of your common stock underlying equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Response to Comment 16:

The Company acknowledges the Staff’s comment and confirms that, once it has an estimate of the offering price or range, it will supplementally explain to the Staff how the Company determined the fair value of its common stock underlying equity issuances and the reasons for any differences between recent valuations of the Company’s common stock and the estimated offering price.

Preclinical Efficacy Data for iNKT Cell Therapy, page 94

17.    Please revise to clarify whether this data relates to generic iNKT cell therapies or your INTELLIGENT iNKT cell therapy, AGENT-797. Also, revise to clarify whether you or your patent conducted or sponsored any of these trials. As applicable, please revise your disclosure on pages 96-97 to present the pre-clinical work and results or revise to indicate that such work has not been conducted.

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Response to Comment 17:

In response to the Staff’s comment, the Company has revised page 94 of the Registration Statement to clarify that the data relates to generic iNKT cell therapies derived in trials not conducted or sponsored by the Company or Agenus.

Investigator-Initiated Clinical Data for iNKT Cell Therapy, page 95

18.    You state that “[m]ultiple investigator-initiated clinical trials using autologous iNKT cells have demonstrated safety and efficacy across multiple cancer indications, with clinical trials for three different cancers published to date: melanoma, non-small cell lung cancer (NSCLC), and HNSCC.” Please remove the implication that autologous iNKT cell have been proven to be safe and effective, as these determinations are the exclusive authority of the FDA or other regulators.

Response to Comment 18:

In response to the Staff’s comment, the Company has revised page 95 of the Registration Statement to remove any implication that autologous iNKT cells have been proven to be safe or effective.

19.    Please clarify whether the tables you have included on page 96 refer to the four investigator-initiated clinical trials that you mention in this section. If so, please revise your narrative description to make this more clear, as it appears there are only three clinical trials listed and there is no way to determine which, if any, of the images of the iNKT treatments correspond to each trial.

Response to Comment 19:

In response to the Staff’s comment, the Company has revised page 95 of the Registration Statement to clarify that the table on page 96 of the Registration Statement refers to the four investigator-initiated trials and revised the table on page 96 of the Registration Statement to provide the source of the images of the iNKT treatments and indicate the corresponding clinical trial.

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Additional Product Development

T-Rx, page 98

20.    You state that, under your TCR platform, “[s]afety is ensured by using extensive proprietary off-target profiling.” Please delete this sentence, as safety determinations are in the purview of the FDA.

Response to Comment 20:

In response to the Staff’s comment, the Company has revised page 98 of the Registration Statement to remove the applicable sentence.

Immuno-Oncology Combination Therapy Collaboration with Agenus, page 100

21.    It is not clear why you have provided the pipeline table for two of Agenus’ products. Please provide an explanation for why the stage of Agenus’ clinical development is material to your investors or remove this pipeline table.

Response to Comment 21:

In response to the Staff’s comment, the Company has removed the table on page 100 of the Registration Statement.

Intellectual Property, page 100

22.    You disclose that you own “one issued patent and had 23 pending patent applications.” For the issued patent, please amend this disclosure to include the type of patent protection granted (i.e., composition of matter, use, or process), its expiration date, and its the jurisdiction. For the pending patent applications, amend this disclosure to include the date that these patent applications were submitted, their jurisdiction, and their expected expiration date.

Response to Comment 22:

In response to the Staff’s comment, the Company revised page 100 of the Registration Statement to provide additional information regarding the issued patent and the pending patent applications.

Competition, page 112

23.    Please revise to clarify whether any of your competitors are testing their therapies on COVID-19-related pneumonia and/or multiple myeloma/B cell lymphoma in clinical trials.

Response to Comment 23:

In response to the Staff’s comment, the Company has revised page 112 of the Registration Statement to explain that the Company is aware of competitors testing product candidates for the treatment of COVID-19-related pneumonia and multiple myeloma/B cell lymphoma.

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Certain Relationships and Related Party Transactions

Relationship with Agenus, page 129

24.    Please disclose the material terms of your Intercompany Agreement with Agenus. For instance, and without limitation, discuss the term and termination provisions and the (i) duration and the applicable markup percentages in your “cost plus basis” agreements. Also, tell us whether the “new services agreement” referenced on page 39 will be executed prior to effectiveness of the registration statement.

Response to Comment 24:

The Company advises the Staff that it intends to enter into a new services agreement prior to effectiveness of the Registration Statement and will disclose in the Registration Statement the material terms, including the term and termination provisions and the applicable mark-up provisions of such agreement.

Note 2. Summary of Significant Accounting Policies

(h) Revenue Recognition , page F-9

25.    You disclose that revenue includes grant income recognized in accordance with ASC 958- 605, Not-for-Profit Entities, Revenue Recognition. Please help us understand how you determined it was appropriate to follow the guidance of ASC 985 rather than ASC 606 in regards to revenue recognition. Based on the appropriate guidance, please disclose how you determined the appropriate amount of revenue to record related to the agreement with the Belgium Walloon Region Government as discussed on page F-13. Please also expand your disclosures to discuss the impact of terminating this agreement in 2020.

Response to Comment 25:

In response to the Staff’s comment, the Company revised page F-9 of the Registration Statement to explain the basis for the Company’s determination that it was appropriate to follow the guidance of ASC 958 and revised page F-14 of the Registration Statement to disclose how the Company determined the amount of revenue to be received related to the Company’s agreement with the Belgium Walloon Region Government and to expand the discussion regarding the impact of terminating such agreement.

The Company’s conclusion that it was appropriate to follow the guidance of ASC 958 based on the following:

The Company first considered whether the grant income should be classified as an exchange transaction or a contribution. In performing the analysis, the Company considered the

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guidance in ASC 958-605 Not-for-Profit Entities, Revenue Recognition. ASC 958-605-15-4 states:

Accounting for contributions is an issue primarily for not-for-profit entities (NFPs) because contributions received are a significant source of revenues for many of those entities. However, except for Section 958-605-45, the guidance in the Contributions Received Subsections applies to all entities (NFPs and business entities) that receive contributions unless otherwise indicated.

Therefore, the Company determined that it is appropriate to use this guidance in the analysis of the grant.

The Company also considered ASC 958-605-15-5A which states:

In determining whether a transfer of assets is an exchange transaction in which a resource provider (for example, a government agency, a foundation, a corporation, or other entity) receives commensurate value in return for the resources transferred or a contribution, the type of resource provider shall not factor into the determination and an entity shall evaluate the terms of an agreement and consider the following (additional clarification is provided in paragraphs 958-605-55-4 through 55- 7 and 958-605-55-13A through 55-14I):

a.

The resource provider (including a foundation, a government agency, a corporation, or other entity) is not synonymous with the general public. A benefit received by the public as a result of the assets transferred is not equivalent to commensurate value received by the resource provider. Therefore, if the resource provider receives indirect value in exchange for the assets transferred or if the value received by the resource provider is incidental to the potential public benefit from using the assets transferred, the transaction shall not be considered commensurate value received in return.

The General Directorate of the Walloon Region of Belgium makes grants to companies to increase business activity in the region, support the employment of individuals in the region, improve the region’s overall economy and support companies with promising technology.

b.

Execution of the resource provider’s mission or the positive sentiment from acting as a donor shall not constitute commensurate value received by the resource provider for purposes of determining whether the transfer of assets is a contribution or an exchange.

The support and improvement of the region’s economy, employment and reputation (through support of businesses with promising, innovative ideas) are the main purposes of the grant.

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c.

If the expressed intent asserted by both the recipient and the resource provider is to exchange resources for goods or services that are of commensurate value, the transaction shall be indicative of an exchange transaction. The transaction shall be indicative of a contribution if the recipient solicits assets from the resource provider without the intent of exchanging goods or services of commensurate value.

The purpose of the transaction was to solicit funding from the General Directorate without the intent of exchanging goods or services of commensurate value. Should the research be developed into a commercial product, the Company retains the rights and benefits.

d.

If the resource provider has full discretion in determining the amount of the transferred assets, the transaction shall be indicative of a contribution. If both the recipient and the resource provider agree on the amount of assets transferred in exchange for goods and services that are of commensurate value, the transaction shall be indicative of an exchange transaction.

The Company submitted a budget to the General Directorate as part of the solicitation of the grant, however the amount granted is ultimately determined by the General Directorate, not the Company. This is further evidenced by the fact that the General Directorate granted the Company less than the full amount submitted in the budget.

e.

If the penalties assessed on the recipient for failure to comply with the terms of the agreement are limited to the delivery of assets or services already provided and the return of the unspent amount, the transaction is generally indicative of a contribution. The existence of contractual provisions for economic forfeiture beyond the amount of assets transferred by the resource provider to penalize the recipient for nonperformance generally indicates that the transaction is an exchange of commensurate value.

Once disbursed to the Company, the grant is nonrefundable. There are no other penalties defined in the agreement.

ASC 958-605-55-4 further states (emphasis added):

Foundations, business entities, and other types of entities may provide resources to NFPs or business entities under programs referred to as grants, awards, or sponsorships. Those asset transfers are contributions if the resource providers do not receive commensurate value in exchange for the assets transferred or if the value received by the resource providers is incidental to the potential public benefit from using the assets transferred. A grant made by a resource provider to an NFP would likely be a contribution if the activity specified by the grant is to be planned and carried out by the NFP and the NFP has the right to the benefits of carrying out the activity. If, however, the grant is made by a resource provider that provides materials to be tested in the activity and that retains the right to any patents or other results of the activity, the grant would

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likely be an exchange transaction. A careful assessment of the characteristics of the transaction, from the perspectives of both the resource provider and the recipient, is necessary to determine whether a contribution has occurred.

Based on the guidance and analysis above the Company determined that the grant income should be considered a contribution, with no donor-imposed conditions, subject to the guidance in ASC 958-605 and does not represent an exchange transaction (which would be subject to the provisions of ASC 606, Revenue Recognition).

The Company did not include additional disclosures discussing the impact of terminating the Belgium Walloon Region Government agreement as the Company is still evaluating its options in accordance with the terms of the agreement. The Company does not believe the termination will have a material impact on the operations of the Company.

Financial Statements

Note 10. Related Party Transactions, page F-14

26.    Pursuant to SAB Topic 1:B.1, please address the following:

•

Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf;

•

Please specifically disclose the allocation method used for each material type of cost allocated and your assertion that the methods used are reasonable. Your disclosures indicate that costs were allocated primarily based on time devoted to activities and headcount-based allocations; however, it is not clear what specific allocation method was used for each significant cost; and

•	Please disclose management´s estimates of what expenses would have been on a stand-alone basis, if practicable.

Response to Comment 26:

In response to the Staff’s comment, the Company revised page F-14 of the Registration Statement to explain that the Company’s financial statements reflect all of the costs of doing business related to the Company’s operations, to disclose the allocation method for each type of material cost, including business services and occupancy costs and research services, and to confirm that the Company believes its allocation methods are reasonable. The Company advises the Staff that it is not practicable to estimate what expenses would have been on a stand-alone basis.

*        *        *

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call the undersigned at (617) 951-7663 or Thomas J. Danielski of our offices at (617) 235-4961.

Very truly yours,

/s/ Zachary R. Blume

Zachary R. Blume

cc:	Garo Armen (AgenTus Therapeutics, Inc.)

Thomas J. Danielski (Ropes & Gray LLP)